UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

PSM HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69364D 10 6

(CUSIP Number)

June 30, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69364D 10 6
1	NAME OF REPORTING PERSON Michael Margolies
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 695,630
	6	SHARED VOTING POWER 9,250,000
	7	SOLE DISPOSITIVE POWER 695,630
	8	SHARED DISPOSITIVE POWER 9,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,945,630 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 69364D 10 6
1	NAME OF REPORTING PERSON LB Merchant PSMH-1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 9,250,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 9,250,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,250,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.

(a)	Name of Issuer:

PSM Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5900 Mosteller Drive, Oklahoma City, OK 73112

Item 2.

(a)	Name of Person Filing:

This statement is filed by: (i) Michael Margolies with respect to shares of Common Stock (the “Shares”) of the Issuer beneficially owned by Mr. Margolies and LB Merchant PSMH-1, LLC (“LB Merchant”); and (ii) LB Merchant with respect to shares of the Issuer beneficially owned by it. Mr. Margolies and LB Merchant have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Exchange Act.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business address of (i) Mr. Margolies is 1615 Congress Ave., Suite 103, Delray Beach, FL 33445; and (ii) LB Merchant is 455 Ne, D-337, Delray Beach, FL 33483.

(c)	Citizenship:

Mr. Margolies is a United States citizen. LB Merchant is a Florida limited liability company.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 69364D 10 6

Item 3.                   If This Statement is Filed Pursuant to §§240.13d-1(B) or 240.13d-2(B) or (C), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.                   Ownership

Mr. Margolies is the manager of LB Merchant with voting and dispositive power over 9,250,000 Shares owned by LB Merchant. By virtue of this relationship Mr. Margolies may be deemed to be indirect beneficial owner of the Shares held directly by LB Merchant.

The percentages used herein are calculated based on the number of 29,402,024 Shares issued and outstanding as of May 13, 2013, as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarterly period ended March 31, 2013.

As of June 30, 2013, Mr. Margolies may be deemed to have beneficial ownership of Shares as follows:

(a)	Amount beneficially owned:		9,945,630
(b)	Percent of class:		25.7%

	(i)	Sole power to vote or to direct the vote	695,630
	(ii)	Shared power to vote or to direct the vote	9,250,000
	(iii)	Sole power to dispose or to direct the disposition of	695,630
	(iv)	Shared power to dispose or to direct the disposition of	9,250,000

As of June 30, 2013, LB Merchant may be deemed to have beneficial ownership of Shares as follows:

(a)	Amount beneficially owned:		9,250,000
(b)	Percent of class:		23.9%

	(i)	Sole power to vote or to direct the vote	9,250,000
	(ii)	Shared power to vote or to direct the vote	-0-
	(iii)	Sole power to dispose or to direct the disposition of	9,250,000
	(iv)	Shared power to dispose or to direct the disposition of	-0-

Item 5.                   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.                   Identification and Classification of Members of the Group

Not Applicable

Item 9.                   Notice of Dissolution of Group

Not Applicable

Item 10.                Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2013	By:	/s/ Michael Margolies
	Name:	Michael Margolies